

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED NOVEMBER 30, 2004 AND 2003

(These interim consolidated Financial Statements have not been reviewed or audited by the external auditors)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS

	As at Nov. 30, 2004 (Unaudited)	As at Feb. 29, 2004 (Audited)
CURRENT		
Cash	$ 12,790	$ 82,668
GST receivable	1,188	3,942
Prepaid expenses and deposit	-	2,140
Deferred charges (Note 4)	4,000	-
	17,978	88,750
RESOURCE PROPERTIES (Note 3)	137,928	25,264
DEFERRED CHARGES (Note 4)	1,000	-
	$ 156,906	$ 114,014

LIABILITIES

CURRENT		
Accounts payable and accrued liabilities	$ 11,542	$ 15,817
Due to related parties	11,000	2,058
	22,542	17,875

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)	5,303,280	5,178,280
CONTRIBUTED SURPLUS (Note 4)	30,700	-
DEFICIT	(5,199,616)	(5,082,141)
	134,364	96,139
	$ 156,906	$ 114,014

APPROVED BY THE DIRECTORS:

"Dusan Berka"

"Hanif Sachedina"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE PERIODS ENDED NOVEMBER 30, 2004 AND 2003

(UNAUDITED)

	3 months ended November 30, 2004	3 months ended November 30, 2003	9 months ended November 30, 2004	9 months ended November 30, 2003
EXPENSES				
Administration	$ -	$ 6,000	$ 8,000	$ 18,000
Consulting fees	5,000	-	8,125	-
Exploration costs written off	-	24,163	-	24,324
Filing fee	814	179	3,982	4,799
Interest and bank charges	62	26	210	120
Investor relations	10,000	(4,325)	15,000	(4,325)
Management fees	13,500	7,500	25,500	22,000
Office and miscellaneous	576	1,293	945	4,987
Professional fees	606	2,102	14,855	10,675
Promotion and travel	-	4,553	-	9,567
Rent	2,178	-	3,209	-
Shareholder information	503	1,391	6,367	1,391
Stock-based compensation charges	1,000	-	25,700	-
Telephone	307	189	469	649
Transfer agent	1,154	743	5,113	4,792
	35,700	43,814	117,475	96,979
NET LOSS FOR THE PERIOD	(35,700)	(43,814)	(117,475)	(96,979)
DEFICIT, BEGINNING OF PERIOD	(5,163,916)	(5,013,886)	(5,082,141)	(4,960,721)
DEFICIT, END OF PERIOD	$(5,199,616)	$(5,057,700)	$(5,199,616)	$(5,057,700)
BASIC AND DILUTED LOSS PER SHARE	$ (0.003)	$ (0.0006)	$ (0.012)	$ (0.013)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED AUGUST 31, 2004 AND 2003

(UNAUDITED)

	3 months ended November 30,		9 months ended November 30,	
	2004	2003	2004	2003
OPERATING ACTIVITIES				
Net loss for the period	$ (35,700)	$ (43,814)	$ (117,475)	$ (96,979)
Items not involving cash:				
Exploration costs written off	-	24,163	-	24,324
Stock-based compensation charges	1,000	-	25,700	-
Non-cash working capital items	23,415	17,737	9,561	(41,013)
	(11,285)	(1,914)	(82,214)	(113,668)
FINANCING ACTIVITIES				
Share subscriptions	-	-	-	(14,000)
Proceeds from shares issued	23,000	26,000	125,000	149,000
	23,000	26,000	125,000	135,000
INVESTING ACTIVITIES				
Resource properties expenditures	(12,584)	(24,163)	(112,664)	(24,324)
DECREASE IN CASH	(869)	(77)	(69,878)	(2,992)
CASH, BEGINNING OF PERIOD	13,659	8,928	82,668	11,843
CASH, END OF PERIOD	$ 12,790	$ 8,851	$ 12,790	$ 8,851

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

1. NATURE OF OPERATIONS

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. The consolidated financial statements have been prepared on a going concern basis. At November 30, 2004, the Company has not achieved profitable operations and has incurred losses of $5,199,616 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the balance sheet date exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted Loss per share.

e) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 4, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro-forma disclosure only will no longer be permitted and the fair market value of all stock options granted must be accounted for. The Company has adopted the new policy for the nine month period ended November 30, 2004.

h) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

3. RESOURCE PROPERTIES

	Balance Feb. 29, 2004	Additions	Balance Nov. 30, 2004
Simkar property, Quebec, Canada			
Deferred exploration costs:			
Assessment fees	$ 23,852	$ -	$ 23,852
Assays and reports	1,412	-	1,412
Drilling	-	100,080	100,080
	25,264	100,080	125,344
Millenium Project, Arizona, U.S.			
Deferred exploration costs:			
Geophysical tests	-	8,584	8,584
Reports	-	4,000	4,000
	-	12,584	12,584
	$ 25,264	$ 112,664	$ 137,928

3. RESOURCE PROPERTIES - continued

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

All costs pertaining to this property were written off in previous years. During the nine months ended November 30, 2004, the Company incurred additional exploration costs totaling $100,080.

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in Otish Mountain region of Quebec from Quebec Ministry of National Resources for $10,000 cash.

During the year ended February 29, 2004, management had abandoned this property, and, accordingly, the acquisition cost of $10,000 and exploration costs of $1,323 were written off.

c) Millenium Property

On September 10, 2004, the Company signed a Letter of Intent pursuant to which it has the option to acquire a 100% interest in two mining projects totaling 1,276 acres known as the "Millenium Property", south of Kingman, Mohave County, Arizona.

As consideration, the Company must issue 200,000 treasury shares and make cash and royalty payments to the vendor in the aggregate of US$10 million, and incur expenditures in respect of the exploration and development of the Millenium property in the aggregate of US$750,000 by December 31, 2009. Further, the Company will within 60 days of signing the formal agreement issue to the vendor non-transferable share purchase warrants to acquire up to 2,000,000 common shares, at an exercisable price of the TSX closing trade price of the Company's shares on the date of issuance plus $0.025. The warrants are exercisable for five years, as to a maximum of:

200,000 shares in the first year
300,000 shares in the second year
400,000 shares in the third year
500,000 shares in the fourth year
600,000 shares in the fifth year

The Company has agreed to pay a finder's fee of 200,000 shares.

The Letter of Intent is subject to formal agreement, due diligence by the Company and TSX approval.

4. SHARE CAPITAL

a) Authorized

An unlimited number of common shares without par value.

b) Issued and Fully Paid

	At Share Price	Number of Shares	Amount
Balance, February 28, 2003		6,941,371	$ 4,874,081
Pursuant to private placement	$ 0.12	800,000	96,000
Pursuant to private placement of 300,000 flow-through shares and 1,050,000 non flow-through shares	$ 0.11	1,350,000	148,500
Finder's fee		-	(11,000)
Pursuant to stock options exercised	$ 0.14	100,000	14,000
	$ 0.13	352,068	45,769
	$ 0.12	42,000	5,040
	$ 0.11	53,544	5,890
Balance, February 29, 2004		9,638,983	5,178,280
Pursuant to private placement of:			
Flow-through shares	$ 0.17	250,000	42,500
Non flow-through shares	$ 0.17	350,000	59,500
Pursuant to stock options exercised	$ 0.11	100,000	11,000
	$ 0.13	75,000	9,750
Pursuant to warrants exercised	$ 0.15	15,000	2,250
Balance, November 30, 2004		10,428,983	$ 5,303,280

c) Shares Held in Escrow

As at November 30, 2004, 131,250 (February 29, 2004 – 131,250) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent.

4. SHARE CAPITAL – continued

d) Commitments:

Stock-based Compensation Plan

The Company has granted stock options to directors, employees and non-employees. A summary of the status of the options outstanding as at November 30, 2004 and February 29, 2004 and changes during the periods then ended is presented below:

	9 months ended November 30, 2004			12 months ended February 29, 2004		
	Number of Stock Options		Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price
Outstanding at beginning of period	770,000	$	0.12	130,000	$	0.12
Cancelled / expired	(270,000)	$		(88,000)	$	0.12
Granted	440,000	$	0.17	1,175,612	$	0.12
Exercised	(175,000)	$	0.17	(447,612)	$	0.13
Outstanding and exercisable at end of period	765,000	$	0.17	770,000	$	0.12

As disclosed in Note 2, effective March 1, 2004 for the year ended February 28, 2005, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the nine months ended November 30, 2004 the Company recorded a compensation charge of $30,700. The stock options for 190,000 shares vested immediately, whilst the stock options for 50,000 shares vest at 16.67% every three months.

As at November 30, 2004 $5,000 related to amounts of compensation charge not yet vested and which has been deferred.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	Period ended Nov. 30, 2004
Risk free interest rate	2.5%
Expected dividend yield	0%
Expected stock price volatility	102%
Expected life of options	2 years

4. SHARE CAPITAL – continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the suggestive input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Stock based compensation charges are expensed for the stock options granted with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid will be credited to share capital.

As at November 30, 2004, the following stock options are outstanding:

Number of shares	Exercise Price	Expiry Date
75,000	$0.13	March 6, 2008
520,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
50,000	$0.25	August 23, 2006

e) Warrants

As at November 30, 2004 the following warrants are outstanding:

Number of shares	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005
1,335,000	$0.15	January 26, 2006
600,000	$0.23	April 2, 2006

f) Flow-Through Shares

During the period ended November 30, 2004, the Company issued 250,000 flow-through units for proceeds of $42,500. The proceeds from this issue must be used for qualifying exploration expenditures which will be renounced by the Company in favor of the investors purchasing such shares and such expenditures are not available to the Company.

5. RELATED PARTY TRANSACTIONS

a) During the period ended November 30, 2004 the Company paid management and administrative fees of $30,500 (2003 – $40,000) to the directors or companies belonging to them.

b) During the nine month period ended November 30, 2004, consulting fees of $3,125 (2003 – NIL) were paid to a director and to a company controlled by another director.

c) The amount due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

6. CORPORATION LOSS CARRY FORWARDS

At November 30, 2004 the Company has accumulated non-capital losses totaling $890,900 (February 29, 2004 - $1,172,954) which may be applied against future year's taxable income. These losses expire as follows:

2006	$ 163,590
2007	144,209
2008	113,944
2009	160,998
2010	106,287
2011	110,097
2012	91,775
	$ 890,900

At November 30, 2004 the Company has accumulated Canadian exploration and development expenditures of $401,982, foreign exploration expenditures of $435,464 and an earned depletion base of $67,604. These expenditures carry forward indefinitely and are available to offset against certain future year's taxable income at various rates per year.

The future tax benefit of these losses and expenditures, if any, has not been recorded in the financial statements as it is more likely than not that the future tax assets will not be realized and accordingly a full valuation allowance has been made.

7. SUBSEQUENT EVENTS

a) Subsequent to November 30, 2004 stock options for 75,000 common shares at $0.11 per share were exercised to net the Company $8,250.

b) Subsequent to November 30, 2004, the Company has granted 650,000 incentive stock options to the directors and consultants, under its stock options plan exercisable for a period of five years at a price of $0.11 per share.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dusan Berka, President and Chief Executive Officer of Megastar Development Corp., certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.,** (the issuer) for the quarter ending **November 30, 2004;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: January 28, 2005



Dusan Berka, P. Eng.
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Hanif Sachedina, Secretary and Chief Financial Officer** of **Megastar Development Corp.**, certify that:

1) I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Interim Filings*) of **Megastar Development Corp.**, (the issuer) for the quarter ending **November 30, 2004;**

2) Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3) Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: January 28, 2005



Hanif Sachedina,
Secretary and Chief Financial Officer

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis for Quarter Ended November 30, 2004

Item 1: INTERIM MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on January 28, 2005. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

The Company's current exploration focus has been on the company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt, one of the largest of the Archean greenstone terrains in the world and host to a major proportion of Canada's precious and base metals resources and historic production. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949. Current gold prices around the $400-(U.S.)-per-ounce level and new technology in mining methods, coupled with ease of access and local infrastructure, make both its immediate and long-term potential an attractive exploration proposition.

The Company has spent over $800,000 on a drilling program 7 years ago indicating approximately 100,000 ounces of gold. The Company has received an engineering report recommending a further drilling program on the Simkar Property. After raising sufficient funds for further exploration and drilling program by way of private placements in early 2004, the Company has entered into an exploration and diamond drilling contract for its Simkar property in Val d'Or, Que., as announced in the News Release dated August 5, 2004. The field exploration and drilling program was supervised and managed by Anglaumaque Explorations Inc. of Val d'Or, Que., under the stewardship of its president,

Glenn J. Mullan, P. Geo. InnovExplo Inc., also of Val d'Or, Que., was the geological consultant and primary on-site contractor. The Company has advanced $100,000 to Anglaumaque Explorations Inc., the project manager and supervisor, to cover the cost of the summer 2004 exploration and drilling program. The exploration program and drilling on the company's 100-per-cent-owned Simkar property began in mid-August 2004 as announced in the News Release dated August 23, 2004 and continued through September. The program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property.

A result of the completed diamond drill testing was announced in the News Release dated December 13, 2004. The purpose of the program was to identify VMS mineralization on the northeast extent of a 900-meter long IP anomaly (Hole 04-SKR-01) and to test the possible extension of the A-B deformation zone (Holes 04-SKR-02 and 04-SKR-03).
Hole 04-SKR-01 was principally drilled to characterize the favorable North Rhyolite and establish it's potential to host an economic polymetallic deposit. The presence of calc-alkaline rhyodacite and transitional rhyodacite and some typical alteration combined with anomalous Au-Cu values (7.43 g Au/T and 0.1% Cu over 0.82 m, 0.2% Cu over 1.1 m and 0.13% Cu over 1.31 m core length) suggest a mineralized zone that could be associated to a volcanogenic system while the high grade gold values within the altered zones suggests that the North Rhyolite is a valid target area for gold-enriched sulphide zones. Lithogeochemical samples were taken from previously drilled hole 97-SKR-07, which also crossed the favourable horizon. Additional work is recommended and drill hole casing was left in place for additional surveying and or drilling.
Drill testing in hole 04-SKR-02 and 04-SKR-03 were drilled to test the A-B and East zones respectively. Although only anomalous gold values were obtained (up to 1.30 g/t Au over 1.02m core length), drilling confirms that the main structure and Felsic Porphyry dyke are southeast of the old shaft and remains open at depth. Following the results of the geochemical sampling, the company will establish a follow-up program to explore the Au-Cu potential within the North Rhyolite. Qualified Person Carl Pelletier, B.Sc., P.Geo. of the consulting firm Innovexplo Inc., supervised the drill program and samples were assayed for Au and most of them for Au-Ag-Cu-Zn by ALS Chemex Chimitec employing conventional atomic absorption spectroscopy and fire assay analytical techniques. A QAQC program, including certified reference material, blank samples and duplicate samples were used during the program.

A NI 43-101 Technical Report prepared by Qualified Person Carl Pelletier, B.Sc., P.Geo. was filed and is available on Sedar at
http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

As at November 30, 2004, current assets were $17, 978, down by $70,772 from the beginning of the nine month period. The decrease in current assets was mainly due to exploration expenditure on resource properties and general and administration expenses incurred during the period, which exceeded the proceeds of $23,000 from shares issued during the period.

Mineral property expenditures totaled $112,664 during the period ended November 30, 2004, pursuant to which $100,080 was incurred in the first six months ended August 31, 2004. As at November 30, 2004, an aggregate exploration expenditure of the Corporation was $137,928.

1.3 Selected Interim Information

a.	Net Sales or Total Revenues	$ Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.012)
c.	Net Income or (Loss) in total	($117,475)
d.	Net Income or (Loss) per share	$(0.012)

e.	Net Income or (Loss) per fully diluted share basis	$(0.012)
f.	Total Assets	$156,906
g.	Total long-term financial Liabilities	Nil
h.	Cash dividends declared per share	N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on the company's 100% owned SIMKAR property located in Louvicourt Township, Val d'Or, Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

Operating expenses were $117,475, an increase of 21.1% ($20,496) compared to the operating expenses of $96,979 in prior year's period ended November 30, 2003.

The most significant increase was due to stock-based compensation charges of $25,700 (2003 - Nil) as a result of a change in accounting policy on stock option plans. The Company had entered into an investor relations arrangement with another company effective August 1, 2004, resulting in an investor relation expense of $15,000. During the Quarter ended November 30, 2004, as per the News Release dated October 29, 2004, the Company announced that it has not renewed the investor relation agreement with Arlitt Financial Corp. In the same News Release the Company also announced that it will not proceed with the private placement announced in its News Release of September 13, 2004.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	Nov. 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($35,700)	($52,643)	($29,132)	($24,441)
Total Net Income (loss)	($35,700)	($52,643)	($29,132)	($24,441)
Basic (Loss) per share	($0.003)	($0.005)	($0.003)	($0.01)

For the Quarter Periods Ending on	Nov. 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($43,814)	($34,004)	($19,161)	($25,555)
Total Net Income (loss)	($43,814)	($34,004)	($19,161)	($25,555)
(4) Basic (Loss) per share	($0.0006)	($0.004)	($0.003)	($0.02)

Administration expenses of $117,475 as at November 30, 2004 represented an increase over the total administrative expenditures incurred during the first nine months ended November 30, 2003 ($20,496). However, these expenses remained relatively consistent with the administrative expenses incurred during the first nine months ended November 30, 2003. The single largest contributing factor increase included in the Administrative Expenses is attributed to the accounting for Stock-based compensation ($25,700) which was formerly not required to be expensed as a General and Administrative expense item.

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At November 30, 2004, the Company had ($4,564) working capital deficit, as compared to $70,875 on February 29, 2004.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through); (ii) shareholders loans; and (iii) disposition of a portion or all of its mineral prospects.

Additional disclosure concerning the Company's general and administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

See Note 5 of the unaudited financial statements as at November 30, 2004.

Since the Company's fiscal year end of February 29, 2004, the Company has paid an aggregate $30,500 to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled $3,125.

1.10 Fourth Quarter

N/A

1.11 Proposed Transactions

As per the News Release dated July 28, 2004, the Company has retained Arlitt Financial Corp. to manage corporate communications and investor relations. Mr. Arlitt has no interest in Megastar Development Corp. and does not own any of its securities.

Arlitt Financial will be responsible for Megastar's communications with the North American and European investment community and in developing Megastar's presentation and shareholder communication materials. Arlitt Financial will manage Megastar's communications with underwriters, brokers, market-makers and shareholders and it will also assist Megastar with its corporate finance activities. In consideration for the services provided by Arlitt Financial for the next 12 months, the company has agreed to pay a monthly fee of $5,000 plus GST, guaranteed for the next three months and on a month-to-month basis thereafter, and issue 200,000 options at an exercise price of 20 cents. As per the TSX Venture Exchange Policy 4.4 relating to investor relations persons, these options will vest in stages over 12 months, with no more than 50,000 options vesting in any three-month period, or will expire within 30 days of the termination of the agreement, if termination occurs before the one-year anniversary. The agreement is subject to TSX Venture Exchange approval. However, during the Quarter ended November 30, 2004, as announced in the News Release dated October 29, 2004, the Company has not renewed the investor relation agreement with Arlitt Financial Corp.

As per the News Release dated September 13, 2004, the Company announced that it has signed a letter of intent pursuant to which it has the option, subject to TSX Venture Exchange approval, to acquire a 100-per-cent interest in two mining properties totaling 1,276 acres, known as the Millenium property, south of Kingman, Mohave county, Arizona. As of the date of this Management Discussion, the agreement has not been finalized.

Subsequent to the Quarter ended November 30, 2004, as per the News Release dated January 17, 2005, the Company announced that it has granted incentive stock options to directors, officers and consultants under its stock option plan for the purchase of up to 650,000 common shares of the company for a period of five years at a price of 11 cents per share.

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

See Note 2 "Significant Accounting Policies" set out in the Company's audited financial statements for the year ended February 29, 2004 and for the period ended November 30, 2004.

1.14 Financial Instruments and Other Instruments

MDV's financial instruments consist of cash and short-term deposits, receivables and accounts payables. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at November 30, 2004:

Authorized: an unlimited number of Common shares without par value
Issued and outstanding: 10,428,983 common shares for a net consideration of $5,303,280

B. Options, Warrants & Convertible Securities Outstanding as at November 30, 2004:

The following options, warrants, and convertible securities were outstanding as at November 30, 2004:

Options		
Number	Exercise Price	Expiring Date
75,000	$0.13	March 6, 2008
520,000	$0.11	December 5, 2008
120,000	$0.25	January 28, 2009
50,000	$0.25	August 23, 2006

Warrants		
Number	Exercise Price	Expiring Date
800,000	$0.16	April 15, 2005
1,335,000	$0.15	January 26,2006
600,000	$0.23	April 2, 2006

MEGASTAR EVELOPMENT CORP.

LISTING:
TSX Venture Exchange
Symbol **MDV**

HEAD OFFICE:
#600 – 625 Howe Street
Vancouver, BC
V6C 2T6
Tel.: 604-683-6648
Fax : 604-683-1350
Email: dberka@megastardevelopment.com
Website: www.megastardevelopment.com

MAILING ADDRESS:
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Tel: 604-683-6648
Fax: 604-683-1350
Email: info@megastardevelopment.com

DIRECTORS AND OFFICERS:
Dušan Berka, P. Eng., President/Director
Hanif Sachedina, Secretary/Director
Richard Roy, P. Geo., Director
James Reamsbottom, Director

REGISTRAR AND TRANSFER AGENT:
Pacific Corporate Trust Company Ltd.
10th Floor - 625 Howe Street
Vancouver, B.C. V6C 3B8

LEGAL COUNSEL:
Clark, Wilson
Solicitor – Bernard Pinsky
#800 – 885 West Georgia Street
Vancouver, B.C. V6C 3H1

AUDITORS:
Amisano Hanson, CA
#604 – 750 West Pender Street
Vancouver, B.C.
V6C 2T7